Exhibit 99.1

RR Media Ltd.

PROXY STATEMENT
______________

Annual General Meeting of Shareholders

December 23, 2015

We invite you to attend RR Media Ltd.’s Annual General Meeting of Shareholders.  The meeting will be held on December 23, 2015, at 4:00 p.m. (Israel time), at RR Media’s executive offices at RR Building, Negev Street, Airport City 7019900, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RR Media ("Ordinary Shares").  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect each of Dr. Shlomo Shamir, Harel Beit-On, Yigal Berman, Alexander Milner, Ron Oren, Tim Richards, David Rivel, Yaron Sheinman and Ayal Shiran to our board of directors;

(2)	to reelect David Assia and Vered Levy-Ron as outside directors for a period of three years;

(3)	to approve the compensation terms of the outside directors who are appointed to the company’s board of directors; and

(4)
to approve and ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for the year ending December 31, 2015 – and until the annual general meeting of shareholders to be held in 2016, and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RR Building, Negev Street, Airport City 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by December 23, 2015 at 11:59 A.M. (Israel time). Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•      Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RR’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RR Media’s Special License No. 5-10439-2-95049 (or the consent of the Israeli Minister of Communications was previously obtained);

•       You have no “personal interest,” as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”), with respect to Proposal No. 2.  A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company; and

•      You are not a “Controlling Shareholder” as defined under the Companies Law, with respect to Proposal No. 2.  A “Controlling Shareholder” means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.astproxyportal.com/ast/15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on November 23, 2015.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on November 23, 2015, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about November 30, 2015, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On November 23, 2015, we had outstanding 17,399,397 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposal Nos. 1, 2, 3 and 4. In addition, in order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or do not have a personal interest in the election of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.

           Please note that under Israel’s Companies Law, "personal interest" of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. Also, under Israel's Companies Law "Controlling Shareholder" means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the company may submit to the company a position statement on its behalf, expressing its position on an agenda item for the meeting to RR Media’s executive offices at RR Building, Negev Street, Airport City 7019900, Israel Attention: Orna Naveh or by facsimile to+972 3 928 0765, no later than December 13, 2015.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS; EXECUTIVE COMPENSATION

           The following table shows information as of November 23, 2015, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,399,397 Ordinary Shares outstanding as of November 23, 2015.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RR Media Ltd., RR Building, Negev Street, Airport City 7019900, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	175,000	1.01%
Avi Cohen	218,750	1.26%
Shmulik Koren	53,125	*
Yaron Ravkaie	-	-
Ziv Mor	15,938	*
Tzurit Golan	29,219	*
Elad Manishviz	21,250	-
Nissim Barda	-	-
David Assia	24,000	*
Harel Beit-On	-	-
Yigal Berman	-	-
Vered Levy-Ron	15,000	*
Alexander Milner	-	-
Ron Oren	10,000	*
Tim Richards	-	-
David Rivel (2)	821,381	4.72%
Yaron Sheinman	2,813	-
Ayal Shiran	-	-
All directors and officers as a group (18 persons)	1,386,475	7.97%

Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (3)	5,940,367	34.14%
Viola A.V. RRsat, Limited Partnership (4)	4,958,374	28.50%
Harel Insurance Investments & FinancialServices Ltd. (5)	1,119,773	6.44-%
Diker Management LLC (6)	908,948	5.22%
_______________________

*      Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of November 23, 2015.
(2)	Based on Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.
(3)
Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 4059300.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd., (“Rapac”).  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2015, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac representing approximately 56.9% of the voting power and share capital of Rapac.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of February 28, 2015, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd. of such shares Rapac directly holds 841,575 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(4)
Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 2014 and on other information provided to us. The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel. Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 Ordinary Shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

(5)
Based on Schedule 13G/A filed with the SEC on February 12, 2015.  The address of Harel Insurance Investments & Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.  In accordance with the Schedule 13G/A, (i) 1,089,473 ordinary shares are held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by Harel’s subsidiaries, each of which subsidiaries operates under independent management and makes independent voting and investments decisions, and (ii) 30,300 ordinary shares are beneficially held for its own account.

(6)	Based on Schedule 13G filed with the SEC on February 17, 2015. The address of Diker Management, LLC is 730 Fifth Avenue, 15th Floor, New York, NY 10019.

We were notified by Del-Ta Engineering Equipment Ltd. that it has pledged 2,312,992 of its ordinary shares of the company in favor of Bank Igud of Israel Ltd. to secure outstanding loans of its parent company, Rapac, and it has also pledged 2,785,800 of its ordinary shares of the company in addition to 538,236 of the ordinary shares of the company held by Rapac, in favor of Strauss Lazer Trust Company (1992) Ltd. for the benefit of the holders of outstanding bonds of Rapac to secure Rapac’s obligations pursuant to the bonds.

According to our transfer agent, as of November 23, 2015 we had five holders of record of our Ordinary Shares in the United States, including Cede & Co., the nominee of The Depository Trust Company, holding 8,288,494 ordinary shares representing approximately 47.58% of the outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Israeli Companies Law) during or with respect to the year ended December 31, 2014, please see Item 6.B. of our annual report on Form 20-F filed with the SEC on March 16, 2015, and accessible through the Company’s website at www.rrmedia.com or through the SEC’s website www.sec.gov.

ITEM 1 – PROPOSAL TO REELECT NINE DIRECTORS

You are being asked to reelect nine of our current directors: Dr. Shlomo Shamir, Harel Beit-On, Yigal Berman, Alexander Milner, Ron Oren, Tim Richards, David Rivel, Yaron Sheinman and Ayal Shiran.

In accordance with Israel’s Companies Law, each of the nominees for reelection to our Board of Directors has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat. Such certifications will be available for inspection at the meeting.

Nominees for Director

Our Board of Directors recommended that the following nine nominees be reelected to our Board of Directors at the meeting.  If reelected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders.

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and the Chairman of VELOX Pure Digital Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

           Harel Beit-On has been an alternate director of the company since September 2013 and is a General Partner of Viola Private Equity, an Israeli private equity fund, since 2008.  Mr. Beit-On is a seasoned executive with over 25 years of management leadership in the IT industry and an extensive investment and exit record.  He is a co-founder of the Viola Group, one of the original co-founders of Carmel Ventures and the founder of Viola Private Equity.  Mr. Beit-On was the former CEO, President & Chairman of Tecnomatix (NASDAQ: TCNO), a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company for over eight years.  In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million.  Mr. Beit-On served as Chairman of ECtel (NASDAQ:ECTX) from 2004 to 2006 and led the company’s successful turnaround.  He is the Chairman of Lumenis Ltd., where he led an investment of $150 million, acquiring 80% of the company’s shares.  He is the Chairman of Lumenis Ltd. (NASDAQ: LMNS) since 2006.  He is also a member of the Boards of Directors of the following companies:  Matomy Media Group Ltd. (LSE: MTMY), Zend Technologies Ltd. and Aeronautics Ltd., and the Chairman of B. Gaon Holdings Ltd. (TASE: GAON) and Middle East Tube Co. Ltd. (TSAE: TUBE), all of which are portfolio companies of Viola Private Equity.  Mr. Beit-On has a B.A. in Economics from the Hebrew University in Jerusalem and an MBA from Massachusetts Institute of Technology.

           Yigal Berman has been a member of our board of directors since December 2013, and is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors since October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

           Alexander Milner, a member of our board of directors since January 2012 (and a prior member of our board of directors from December 2006 until April 2011), is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

Tim Richards, a member of our Board of Directors since November 2014 currently sits on several boards within the media industry: Senior Partner of Ravensbeck, a business improvement team focusing on the media industry; Chairman of Clusters, a quantitative analysis and research consultancy that uses world class bespoke segmentation and other techniques to bring the voice of customers and consumers into business decision-making; and Chairman of IBC - the essential global forum for everyone engaged in creating, managing and delivering electronic media, entertainment technology and content. Mr. Richards is an acknowledged world expert on media operations and business practices with more than 25 years' international experience including blue chip companies such as The Walt Disney Company from 1995 to 2005, Sparrowhawk Media (Hallmark Channel) from 2005 until 2007, QVC from 1993 until 1995 and other private equity-funded ventures and start-ups. In 2005, as Chief Operating Officer, Mr. Richards was part of the management team which led the private equity-backed buyout of the international television assets of Crown Media to form Sparrowhawk Media. Prior to this Mr. Richards served as EVP, Operations for Walt Disney Television International also serving as Chairman of Disney's Media Technology Board during his 10 years at the company. Mr. Richards has spent the last 10 years of his career operating at C-level and board roles in the media industry around the world. Mr. Richards began his career as an independent producer and has worked extensively in the TV News business.

David Rivel, our founder and Chief Executive Officer from 1991 through June 2012, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Chief Commercial Officer and Marketing, and Maya Rival, our Vice President – Procurement and Special Projects.

Yaron Sheinman has been a member of our board of directors since December 2013.  Mr. Sheinman has been the Chairman of Ananey Communications Ltd., an Israeli TV content developer and provider, since 2010.  Prior to joining Ananey Communications, Mr. Sheinman was the founder, CEO and chairman of the board of directors of BVR Technologies Ltd., one of the first Israeli start-ups - from its commencement in 1987 through 2004.  In his capacity with BVR Technologies, Mr. Sheinman started several subsidiaries, including Nexus Telocation (NASDAQ: PNTR), NexusData, VIZRT (OSE: VIZ) BVR Systems (NASDAQ: BVRS) and Unisfair.  In addition, Mr. Sheinman was involved in several privately-held Israeli companies.  Previously, he acted as an independent consultant to Israel Aircraft Industries for the development of avionics systems.  Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for 15 years.

Ayal Shiran has been a member of our board of directors since March 2014, and is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group from 2008 to 2013 with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular, from 2004 to 2008. Before joining Amdocs in 2004, Ayal served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

                We are proposing to adopt the following resolutions:

                RESOLVED, to reelect each of Dr. Shlomo Shamir, Harel Beit-On, Yigal Berman, Alexander Milner, Ron Oren, Tim Richards, David Rivel, Yaron Sheinman and Ayal Shiran to serve as a director on the Board of Directors of RR Media Ltd. until the 2016 annual meeting of shareholders of RR Media.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to reelect the following directors.

ITEM 2 – PROPOSAL TO REELECT DAVID ASSIA AND VERED LEVY-RON AS OUTSIDE
DIRECTORS FOR A PERIOD OF THREE YEARS

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended for additional three three-year terms. An outside director can be removed from office only under very limited circumstances.  All of the outside directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one outside director must serve on each other committee of our Board of Directors.

David Assia and Vered Levy-Ron are our outside directors under the Israeli Companies Law. The current term of office of Mr. Assia and Ms. Levy-Ron expires in January 2016 and they are standing for reelection at this meeting.  Biographical information concerning our outside directors is set forth below.

David Assia, a member of our Board of Directors since October 2006, is a co-founder of Magic Software Enterprises Ltd. (NASDAQ: MGIC), and served there in various positions, including as Chairman of the Board of Directors and Chief Executive Officer, from 1983 until 2007.  Mr. Assia is currently the CEO of Nadyr Investments, a privately held investment company.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the Chairman of its Board of Directors since 1989.  Mr. Assia also serves as a director of eToro Group Ltd., Biocatch Ltd., MobeeArt, The Weizmann Institute of Science, Yeda Research & Development Company and The Israel Association of Electronics and Software.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Vered Levy-Ron, a member of our Board of Directors since January 2007, is VP of Business Development at Landa Labs.  Prior to that, she served as the CEO of HumanEyes Technologies from 2010 to 2014.  Prior to that, she was president of DaLi Advisory from 2005 until 2010.  Ms. Levy-Ron also served as head of the Prepaid Products and Services Group and as a VP of New Businesses at IDT Telecom, a subsidiary of IDT Corporation, from 2002 to 2005.  Ms. Levy-Ron was also a strategy management consultant at A.T. Kearney in Paris from 1999 to 2001, at Booz Allen & Hamilton in New York from 1993 to 1999 and at Shaldor in Tel Aviv from 1990 to 1992.  Ms. Levy-Ron holds a B.A. degree in French and economics from Tel Aviv University and an M.B.A. degree in finance and international management from Columbia Business School.

Our Board of Directors has received the necessary statutory certifications from Mr. Assia and Ms. Levy-Ron, and has found that each of Mr. Assia and Ms. Levy-Ron has all necessary qualifications required under Israel's Companies Law to be considered an "Expert Outside Director" and to be considered an "independent director" pursuant to the rules of NASDAQ and the Securities and Exchange Commission.  Our Audit Committee and Board of Directors have further determined, under the Companies Regulations (Reliefs for Companies Listed for Trade on a Stock Exchange Outside Israel) 5760-2000, that, in light of the expertise and contribution to our Board of Directors and Board committees of each of Mr. Assia and Ms. Levy-Ron, the reappointment of each of Mr. Assia and Ms. Levy-Ron as an outside director for an additional three years would be in the best interest of the company and its shareholders notwithstanding their nine years of service as Outside Directors.

We are proposing to adopt the following resolution:

RESOLVED, to reelect each of Mr. Assia and Ms. Levy-Ron to the Board of Directors of RR Media Ltd. to serve as an outside director for a three-year term.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect each of Mr. Assia and Ms. Levy-Ron as our outside directors.  In addition, in order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you are a controlling shareholder or you have a personal interest in the adoption of this proposal.

ITEM 3 – PROPOSAL TO APPROVE THE COMPENSATION TERMS OF THE
OUTSIDE DIRECTORS WHO ARE APPOINTED TO THE COMPANY’S BOARD OF DIRECTORS

The company’s Compensation Committee and the Board of Directors have approved the following compensation for Outside dDirectors which, subject to the approval of the shareholders, shall become effective for all Outside Directors as of the date of approval by the shareholders:

The compensation of our Outside Directors will be composed of an annual payment in the sum of $17,000, $500 per each meeting of the board attended and $500 per each meeting of a committee attended.  In the event that an Outside Director attends a meeting by phone or a resolution is adopted by written consent, then the fees for such actions shall be $300 and $250 respectively, subject to limitations imposed by the Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000. The proposed compensation is consistent with the Company’s Compensation Policy.

We are proposing to adopt the following resolution:

RESOLVED, to approve the compensation terms of the Outside Directors who are appointed to the Company's Board of Directors.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the compensation terms of the Outside Directors who are appointed to the company's Board of Directors.

ITEM 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS
REVIEW AND DISCUSSION OF OUR 2014 CONSOLIDATED FINANCIAL STATEMENTS

Our Audit Committee and Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for the fiscal year of 2015 and until the annual general meeting of shareholders to be held in 2016.

Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2014 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2014, including our 2014 audited consolidated financial statements, is available on our website at www.rrmedia.com. To have a printed copy mailed to you, please contact us at RR Media’s executive offices at RR Building, Negev Street, Airport City 7019900, Israel; tel: +972-3-928-0808, email: [investors@rrsat.com.]

Fees and services

The table below summarizes the total amounts that we were billed by our independent accountants, Somekh Chaikin, a member firm of KPMG International, related to the following periods.

	Year Ended December 31, 2013	Year Ended December 31, 2014
	(in thousands)
Audit fees	$223	$167
Audit-related fees	-
Tax fees (1)	17	-
All other fees	-
Total	$240	$167
 _______________________

(1)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Our audit committee chooses and engages the independent auditors to audit our consolidated financial statements, with the approval of our shareholders as required by Israeli law. Our management is required to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors. In 2014, our audit committee approved all the audit-related fees and tax fees pursuant to our pre-approval policy. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

We are proposing to adopt the following resolution:

RESOLVED, to approve and ratify the appointment of Somekh Chaikin, a member of KPMG International, as RRsat’s independent public accountants for 2015 and until the annual general meeting of shareholders to be held in 2016 to authorize the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RR Media or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RR Media, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049, and such consent was not previously obtained.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RR Media that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel, or that such consent was obtained.

By Order of the Board of Directors, Dr. Shlomo Shamir Chairman of the Board of Directors

Dated: November 27, 2015